Exhibit 99.1

FOR IMMEDIATE RELEASE	Contacts:	Carol Coale / Ken Dennard
Dennard ● Lascar Associates LLC
(713) 529-6600

LUCAS ENERGY ANNOUNCES FISCAL 2015 THIRD QUARTER FINANCIAL RESULTS

HOUSTON, TEXAS – February 17, 2015 -- Lucas Energy, Inc. (NYSE MKT: LEI)(“Lucas” or the “Company”), an independent oil and gas company with operations in Texas, today announced anticipated development activities and its fiscal 2015 third quarter results for the three month period ending December 31, 2014.

 “Our fiscal third quarter results were marred by weak crude oil prices and the expenses associated with the pursuit of strategic initiatives, including the financing that failed to close in early December,” said Mr. Anthony C. Schnur, Chief Executive Officer of Lucas Energy.   “We did manage to offset, to some degree, the impact of lower commodity prices by successfully reducing our administrative and operating expenses.

“Market conditions required us to consider various alternatives, and from mid-December (2014) through January, we reviewed several proposals.    On February 4, 2015, we were pleased to announce the signing of a Letter of Intent and Term Sheet for a potential business combination with Victory Energy Corporation (OTCBB: VYEY), a growing Permian Basin-focused oil and gas company based in Austin, Texas.  We expect that the proposed combination will provide funding for our drilling program in the Eagle Ford shale and allow us to repay our existing debt obligations.  We have worked diligently with Victory to develop an ambitious schedule for the proposed funding arrangements along with the definitive agreements relating to the proposed business combination and the related pre-merger funding and support arrangements,” Mr. Schnur continued.  “Also, we are very pleased that the NYSE MKT accepted our revised plan to regain compliance with its listing standards which detailed the strategic actions that we have taken or that are in progress and granted us an extension to comply with applicable listing standards through March 31, 2015.  Please refer to a separate release that we issued on February 9, 2015 for more information regarding this extension.”

Fiscal 2015 Third Quarter Results

For the fiscal 2015 third quarter, Lucas reported a net loss of $1.3 million, or ($0.04) per diluted share, compared to a $1.1 million loss, or a loss of ($0.04) per diluted share, in the same quarter last year and a sequential loss of $1.5 million, or a loss of ($0.04) per diluted share, in the fiscal second quarter of 2015.  Our recent results were negatively impacted by certain non-recurring items primarily related to severance costs associated with recent staff reductions and other restructuring initiatives.  Net operating revenues in the fiscal 2015 third quarter were $0.7 million, all of which were derived from crude oil sales, compared to revenues of $1.4 million in the fiscal 2014 third quarter and $1.0 million in the sequential fiscal 2015 second quarter.

Overall operating expenses in the fiscal 2015 third quarter declined by 28.6% to $1.6 million from the same period a year ago reflecting lower lease operating expense (LOE), lower depreciation, depletion and amortization expense and lower general and administrative expense (G&A).  On a sequential basis, our operating expenses declined by 25.8%, primarily as a result of lower LOE and G&A expenses.   LOE expense decreased by 39.4% from the same period last year reflecting a 68.7% decline in work over activity at certain wells, and G&A expense fell by 21.4%, reflecting lower share-based compensation and payroll.

Average production volumes were 105 net barrels of oil equivalent per day (BOEPD) compared to 113 BOEPD in the fiscal second quarter and 158 BOEPD in the same period last year.  The production decline was largely a result of curtailed capital expenditures as we pursued strategic alternatives as directed by our Board of Directors.

For the first nine months of fiscal 2015, cash used in operating activities was approximately $1.2 million or 65% less than cash used during the same period last year.  However, as of December 31, 2014, we had a working capital deficit of $9.2 million, primarily because approximately $7.1 million of the long-term portion of our Note Payable is now current as it matures within the next six months.  Cash used in investing activities was 88% less, reflecting the sale of oil and gas properties in Madison County, and cash provided by financing activities was 84% lower than the same period last year when we received net proceeds of $6.6 million from the issuance and repayment of debt.  At the end of our fiscal 2015 third quarter on December 31, 2014, our cash balance was $0.3 million compared to $0.5 million on March 31, 2014.

SELECTED FINANCIAL DATA (Three months ending December 31)

INCOME STATEMENT ($000s)	12/31/2014	12/31/2013
Net Operating Revenues	$683	$1,360
Operating Expenses
Lease Operating Expenses	335	554
G&A	748	951
Other Operating Expenses	470	671
Total Operating Expense	1,553	2,176

Operating Income	(870)	(816)

Interest Expense & Other	(437)	(315)

Income (loss) before Income Taxes	(1,307)	(1,131)
Provision for Income Taxes	0	0
Net Loss	$(1,307)	$(1,131)

The Company’s complete financial statements for the three months ended December 31, 2014, along with footnotes describing such financial statements, and additional information and disclosures regarding the financial line items described above and reasons for the changes in line items compared to the prior year’s quarter, can be found in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2014, filed with the Securities and Exchange Commission today.

About Lucas Energy, Inc.

Lucas Energy (NYSE MKT: LEI) is engaged in the development of crude oil and natural gas in the Austin Chalk and Eagle Ford formations in South Texas.  Based in Houston, Lucas Energy's management team is committed to building a platform for growth and the development of its five million barrels of proved Eagle Ford and other oil reserves while continuing its focus on operating efficiencies and cost control.

For more information, please visit the Lucas Energy web site at www.lucasenergy.com.

About Victory Energy Corporation

Victory Energy Corporation (OTCQX: VYEY), is a publicly-held, growth-oriented oil and gas exploration and production company based in Austin, Texas with additional resources located in Midland, Texas. The Company is focused on the acquisition and development of stacked multi-pay resource play opportunities in the Permian Basin that offer predictable outcomes and long-lived reserve characteristics. The Company presently utilizes low-risk vertical well development which offers repeatable and profitable outcomes.  Its current assets include interest in proven formations such as the Spraberry, Wolfcamp, Wolfberry, Mississippian, Cline and Fusselman formations.

For more information, please visit the Victory Energy Corporation web site at www.vyey.com.

Safe Harbor Statement and Disclaimer

This news release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward looking statements give our current expectations, opinion, belief or forecasts of future events and performance.  A statement identified by the use of forward looking words including “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements.  Among these forward-looking statements are any statements regarding our expected completion of the proposed business combination between us and Victory, benefits and synergies of the proposed business combination, our ability to obtain funding for the Eagle Ford or other wells from Victory or any other party, future opportunities of the combined company, our expected ability to regain compliance with the Exchange’s continued listing standards and any other statements regarding our planned capital raise, the planned drilling of additional wells and related disclosures. Although Lucas believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release.  These include risks that may affect the proposed business combination and related proposed development of the Eagle Ford wells, including the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive merger agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive merger agreement, any delay or inability to obtain necessary approvals or consents from third parties, the ability of the parties to obtain financing for funding obligations, the inability of Lucas to maintain its listing on the NYSE MKT, and the ability of the parties to realize the anticipated benefits from the proposed business transaction.  The forward looking statements are also subject to risks inherent in natural gas and oil drilling and production activities, including risks of fire, explosion, blowouts, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; delays in receipt of drilling permits; risks with respect to natural gas and oil prices, a material decline which could cause Lucas to delay or suspend planned drilling operations or reduce production levels; risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in natural gas and oil prices; risks relating to unexpected adverse developments in the status of properties; risks relating to the absence or delay in receipt of government approvals or fourth party consents; and other risks described in Lucas’s Annual Report on Form 10-Q, Form 10-K and other filings with the SEC, available at the SEC’s website at www.sec.gov. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company's SEC filings are available at http://www.sec.gov.